Exhibit 99.1

Cenovus signs rail deals to transport oil to U.S. Gulf Coast

Calgary, Alberta (September 26, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has signed three-year deals with major rail companies to transport approximately 100,000 barrels per day (bbls/d) of heavy crude oil from northern Alberta to various destinations on the U.S. Gulf Coast. The agreements involve moving oil with CN from Cenovus’s Bruderheim Energy Terminal starting in the fourth quarter of 2018, and with CP through USD Partners’ terminal in Hardisty, Alberta starting in the second quarter of next year, both ramping up through 2019.

“Moving crude by rail is part of a portfolio approach we take to transporting our product to market,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “Our rail strategy provides a means of mitigating the price impact of pipeline congestion. While we remain confident new pipeline capacity will be constructed, these rail agreements will help get our oil to higher-price markets.”

The plan involves not only the freight and loading components but also rail car leasing, offloading logistics, marketing and other arrangements. The specifications of the cars Cenovus is leasing meet or exceed all applicable current and announced regulatory requirements. The company is expecting all-in costs to transport the oil from Alberta to the Gulf Coast in the mid to high teens (U.S. dollars), consistent with prior estimates. Exact commercial details of the agreements are confidential.

Cenovus continues discussions about expanding the oil-by-rail agreements to move additional volumes if the terms are favourable.

ADVISORY

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus's current expectations, estimates and projections about the future, based on certain assumptions made in light of Cenovus's experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “anticipate”, “confident”, “estimate”, “expect”, “plan”, “strategy”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the company’s planned timeline to start moving oil under the agreements, including ramp-up; the company’s rail strategy, including as a means of mitigating the price of pipeline congestion; the company’s confidence that new pipeline capacity will be constructed; the company’s expectation that the rail agreements will help get its oil to higher-price markets, including the U.S. Gulf Coast; and expected all-in costs to transport oil from Alberta to the Gulf Coast.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: the company’s ability to move volumes of oil under rail agreements, including on the planned timeline and in accordance with expected all-in costs; the effectiveness of Cenovus’s rail strategy to mitigate the price impact of pipeline congestion; availability and the company’s ability to make use of the rail transportation capacity; successful construction of new pipeline capacity, including on a reasonable timeline; current rail tariffs, which remain subject to change; potential significant changes in applicable rail tariffs from time to time; accuracy of the expected all-in transportation costs from Alberta to the Gulf Coast; the company’s ability to realize the mitigation impacts of its rail strategy, including the company’s ability to realize higher prices for its oil in the near term and in the future; the company’s ability to secure all necessary freight, rail car leasing, offloading, marketing and other related arrangements; compliance of the leased rail cars with all applicable current and announced regulatory requirements; Brent price of US$55.00/bbl, WTI price of US$52.00/bbl; WCS of US$37.00/bbl; NYMEX natural gas price of US$3.00/MMBtu; AECO natural gas price of $2.20/GJ; Chicago 3-2-1 crack spread of US$15.00/bbl; exchange rate of $0.78 US$/C$ and other assumptions identified in Cenovus’s 2018 guidance (dated December 13, 2017) (available at cenovus.com).

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s Management’s Discussion and Analysis (MD&A) for the period ended June 30, 2018 as well as its MD&A, Annual Information Form and Form 40-F for the year ended December 31, 2017 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Except as required by applicable securities laws, Cenovus does not undertake any obligation to publicly update forward-looking statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations

Kam Sandhar

Senior Vice-President

Strategy & Corporate Development

403-766-5883

Steve Murray

Manager, Investor Relations

403-766-3382

Investor Relations general line

403-766-7711

Media Relations Media Relations general line 403-766-7751

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